                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                            Kaare Magnus Risung, Esq.
                                   Telenor AS
                               Keysers Gate 13/15
                               N-0130 Oslo, Norway
                                  47-23-138-491
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-171-248-3000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 68370R 10 9
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,902,201/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             - 0 -
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,902,201/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,902,201/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4[17 CFR 240.13d-4] under the Securities Exchange Act of 1934, as amended.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
/1/ The Reporting Person's beneficial ownership of all 8,902,201 shares is subject to the fulfillment of certain conditions precedent to the Reporting Person's obligation to purchase such shares, as discussed in Item 4 herein.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.68370R109
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Telenor AS
      000-00-000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          8,902,201/2/
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             - 0 -
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          8,902,201/2/
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          - 0 -
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      8,902,201/2/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [X]
      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4[17 CFR 240.13d-4] under the Securities Exchange Act of 1934, as amended.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------
/2/ The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.  Security and Issuer
         -------------------

     This statement on Schedule 13D relates to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company
"Vimpel-Communications," a Russian open joint stock company ("VimpelCom"). The principal executive offices of VimpelCom are located at 10-12 Ulitsa 8-Marta, Moscow, Russian Federation 125083.

Item 2.  Identity and Background
         -----------------------

     This statement is being filed jointly by Telenor East Invest AS (referred to herein as "Telenor") and Telenor AS, the holder of 100% of the shares of Telenor, with respect to the acquisition by Telenor of 8,902,201 shares of VimpelCom's Common Stock. This statement represents an initial filing by Telenor and Telenor AS with respect to Telenor's acquisition of such Common Stock. The agreement between the Reporting Persons relating to the joint filing of this statement is attached as Exhibit A hereto.

     TELENOR EAST INVEST AS

     (a) Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b) Keysers Gate 13/15
         N-0130
         Oslo Norway

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Each of the directors and executive officers of Telenor East Invest AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Keysers Gate 13/15, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------

     Name and Business Address                        Present Principal Occupation
     -------------------------                        ----------------------------
     Terje Thon                                       Senior Executive Vice President, Telenor
                                                      AS

     Torstein Moland                                  Executive Vice President and Chief Financial Officer,
                                                      Telenor AS

     Ole Johan Haga                                   Regional Director, Telenor International AS


     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
     --------------------------------------------

     Name and Business Address                        Present Principal Occupation
     -------------------------                        ----------------------------

     Henrik Torgersen                                 President

     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR AS

     (a) Telenor AS, a corporation formed under the laws of Norway.

     (b) Universitetsgaten 2 N-0130 Oslo Norway

     (c) Telenor AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor AS. Each of the directors and executive officers of Telenor AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Universitetsgaten 2, N- 0130 Oslo, Norway.


     DIRECTORS OF TELENOR AS
     -----------------------


     Name And Business Address                 Present Principal Occupation
     -------------------------                 ----------------------------

     Arnfinn Hofstad                           Director
     NKL
     Kirkegaten 4
     0153 Oslo, Norway

     Finn Arild Hvistendahl                    Consultant
     Norske Skog AS
     P.O. Box 329
     1324 Lysaker

     Terje Moe Gustavsen                       Manager
     LO Stat.
     Mollergt. 10
     0179 Oslo, Norway

     Oddbjorn Karhus Nordset                   Deputy County Governor
     Fylkesmannen i Nord-Trondelag
     Strandveien 38, Statens hus
     7700 Steinkjer, Norway

     Ashild Marianne Bendiktsen                Chief Financial Officer
     Entreprenor Bendiktsen & Aasen A/S
     P.O. Box 233
     9350 Sjovegan, Norway

     Marianne Sofie Damhaug                    Market Coordinator
     Norplan AS
     Plogen 1
     0679 Oslo

     Synnove Lohne-Knudsen                     Union Leader
     Kommunikasjons-og
     Teletilsattes Landsforbund
     Kongensgate 15
     0153 Oslo, Norway

     Svein Eivind Solheim                      Manager of Operations
     Telenor Istallasjon AS
     Norway

     Anne Sorlie                               Consultant
     Tele-og Dataforbundet
     P.O. Box 6701, St. Olavs pl.
     0130 Oslo, Norway


     EXECUTIVE OFFICERS OF TELENOR AS
     --------------------------------

     Name And Business Address                 Present Principal Occupation
     -------------------------                 ----------------------------
     Tormod Hermansen                          President and Chief Executive Officer

     Ole Petter Hakonsen                       Senior Executive
                                               Vice President

     Terje Thon                                Senior Executive
                                               Vice President

     Jon Fredrik Baksaas                       Senior Executive Vice President

     Torstein Moland                           Executive Vice President and Chief Financial
                                               Officer

     Peter Pay                                 Executive Vice President

     (d) During the last five years, none of the above executive officers and directors of Telenor AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration
              -------------------------------------------------

     The amount and source of funds used in connection with the purchase by Telenor of the Common Stock of VimpelCom is US$161,931,036, plus interest accruing on such amount from January 29, 1999 until payment thereof at a rate of 4.25% per annum, contributed from Telenor's working capital.

     Item 4.  Purpose of Transaction
              ----------------------

     Under the Primary Agreement dated as of December 1, 1998 (the "Primary Agreement") between Telenor and VimpelCom and on the terms and subject to the conditions specified therein, VimpelCom agreed to issue and Telenor agreed to subscribe for and purchase 8,902,201 shares of Common Stock of VimpelCom (the "Purchaser's Shares"), at a price of $18.19 per share of Common Stock (or $13.64 per American Depositary Share

("ADS")), plus interest accruing on such amount from January 29, 1999 until payment thereof at a rate of 4.25% per annum. The exact purchase price Telenor will pay for the Purchaser's Shares is $161,931,036, plus interest accruing on such amount from January 29, 1999 until payment thereof at a rate of 4.25% per annum. After the issuance of the Purchaser's Shares, the Purchaser's Shares will constitute approximately 25.7% of VimpelCom's total issued and outstanding voting capital stock (31.6% of the issued and outstanding shares of Common Stock). If all 1,000,000 shares of Common Stock reserved for issuance under VimpelCom's proposed employee stock option plan are issued, Telenor's ownership interest will be reduced to exactly 25% plus one share of VimpelCom's total issued and outstanding voting capital stock. If VimpelCom does not issue any of the 1,000,000 shares contemplated by the proposed employee stock option plan, a "call option" under the Primary Agreement (described below) will permit VimpelCom to buy back from Telenor such number of shares as are required to reduce Telenor's ownership interest to 25% plus one share of VimpelCom's total issued and outstanding voting capital stock, at a price equal to the price Telenor paid for such shares, plus interest. The terms of the purchase also contemplate that Telenor will receive three out of nine seats on the Board of Directors of VimpelCom.

     Telenor is purchasing the Purchaser's Shares for investment purposes. VimpelCom expects to use the proceeds of Telenor's investment to develop VimpelCom's licenses to provide GSM services, its fiber optic network and its Internet services. The Board of Directors of VimpelCom is recommending the terms of the transaction to VimpelCom's shareholders and expects to hold a special shareholder meeting in late January 1999 to consider these aspects of the transaction. Subject to obtaining necessary shareholder and regulatory approvals, the parties anticipate that the closing of the transaction will occur on or prior to June 1, 1999 (the "Closing").

     In connection with its investment in shares of VimpelCom, in addition to the Primary Agreement, Telenor entered into the following agreements:

     (a) a Registration Rights Agreement dated as of December 1, 1998 (the "Registration Rights Agreement") among Telenor, VimpelCom, Dr. Dimitri Borisovich Zimin ("Dr. Zimin"), Glavsotkom LLC ("Glavsotkom") and the Fund for Non-Commercial Programs "Bee Line" (the "Bee Line Fund");

     (b) a Shareholders Agreement dated as of December 1, 1998 (the "Shareholders Agreement") among Telenor, Dr. Zimin, Glavsotkom, the Bee Line Fund, Augie K. Fabela, II ("Mr. Fabela"), Geneva Investment Trust I, L.L.C. ("Geneva") and other holders of capital stock of VimpelCom from time to time; and

     (c) an Escrow Agreement dated December 1, 1998 (the "Escrow Agreement") among Telenor, VimpelCom and Den norske Bank ASA, as the Escrow Agent (the "Escrow Agent").

In addition, Telenor AS, the parent corporation of Telenor, has entered into a Guarantee Agreement dated as of December 1, 1998 (the "Guarantee Agreement") between Telenor AS and VimpelCom.

Description of Primary Agreement
--------------------------------

     Purchase Terms

     The Primary Agreement and the Escrow Agreement contemplate that Telenor will pay for its purchase of the Purchaser's Shares in as many as seven installments or as few as one installment. Telenor has deposited the initial purchase price of US$161,931,036 in an escrow account held by and in the name of the Escrow Agent, which amount will accrue interest and will, subject to the terms and conditions of the Primary Agreement and the Escrow Agreement, be paid over to VimpelCom as the full purchase price or returned to Telenor. Under the Primary Agreement, Telenor will make its first purchase of the Purchaser's Shares on or prior to June 1, 1999 (the "Closing Date") and will purchase additional shares up to the full amount of the Purchaser's Shares on as many as six subsequent dates, though Telenor has the right to pay for the purchase of the Purchaser's Shares in a single installment. On the Closing Date, if VimpelCom has fulfilled the conditions precedent described in Article VIII of the Primary Agreement (including delivery to Telenor of an extract from VimpelCom's share register showing Telenor as the owner of such portion of the Purchaser's Shares as Telenor is purchasing on the Closing Date), Telenor and VimpelCom will jointly instruct the Escrow Agent to pay to VimpelCom the first installment of the purchase price (or such other amount in excess thereof as Telenor has decided to pay). If Telenor does not pay the purchase price for the Purchaser's Shares in full on the Closing Date, subject to Telenor's right of acceleration described below, on each subsequent payment date, the installment of the purchase price payable on such subsequent payment date will be paid in accordance with the Escrow Agreement without the need for any further instruction from VimpelCom or Telenor.

     Telenor has the right at any time after the Closing Date unilaterally to accelerate its purchase of the Purchaser's Shares by delivering an instruction to the Escrow Agent specifying (a) the number of Purchaser's Shares for which accelerated payment will be made and (b) the subsequent payment date(s) on which payments have been made but for such acceleration. However, in accelerating a payment, Telenor must accelerate the entire amount (and not only a portion of the amount) owing in respect of the Purchaser's Shares on a subsequent payment date.

     Conditions Precedent to Purchase

     Under Article VIII of the Primary Agreement, in addition to delivery of the extract from the share register, and the execution of the Russian Share Purchase Agreement referred to below, for Telenor to be obligated to cause the Escrow Agent to pay the first installment of the purchase price to VimpelCom, among others, the following conditions precedent must have been satisfied by VimpelCom (or waived by Telenor) on or prior to June 1, 1999: (a) VimpelCom's representations and warranties under the Primary Agreement must have been true and correct on December 1, 1998 and on the date of the first Board meeting which Telenor's representatives elected to the Board of Directors of VimpelCom attend (the "First Board Date"), (b) certain of VimpelCom's representations and warranties under the Primary Agreement must be true and correct on the Closing Date, (c) VimpelCom and certain of its major inside shareholders must have complied with certain of their respective obligations under the Primary Agreement and the Shareholders Agreement, (d) VimpelCom must have delivered officer's certificates confirming (i) that a 3/4 majority of VimpelCom's shareholders present and eligible to vote at VimpelCom's special meeting of shareholders has approved the issuance of the Purchaser's Shares to Telenor, the approval of the amendments to VimpelCom's charter specified in the Primary Agreement and the election of Telenor's three representatives to VimpelCom's Board of Directors, (ii) the truth and correctness of VimpelCom's representations and warranties referred to above and
(iii) the fulfillment of certain conditions precedent, including that certain corporate and regulatory approvals have been obtained, (e) VimpelCom must have obtained waivers and consents from certain third parties, including certain of its secured creditors, (f) VimpelCom must have delivered to Telenor (i) a certified copy of VimpelCom's charter and (ii) a power of attorney of Dr. Zimin, the President and Chief Executive Officer of VimpelCom, authorizing Telenor to vote certain of Dr. Zimin's shares on certain issues at shareholders' meetings convened after January 30, 1999 but prior to January 29, 2000, until Telenor has fully paid for all of the Purchaser's Shares (the "Power of Attorney") and (g) all of the Principal Agreements (as defined in the Primary Agreement), must have been executed and delivered by the parties, including certain service obligation agreements between Telenor AS and VimpelCom which have not yet been executed by the parties. In addition to such conditions precedent, as conditions precedent to the completion of the issuance and sale of the Purchaser's Shares, Telenor must have obtained the approval of such purchase from the Ministry for Anti-Monopoly Policy and Support for Entrepreneurship of the Russian Federation and, as described below, VimpelCom must have registered the Purchaser's Shares with the Russian Federation Federal Commission on Securities Markets (the "FCSM").

     Current Russian securities regulations prohibit issuers from concluding agreements to place shares with a specific purchaser prior to the time the shares have been registered with the FCSM. For this reason, the provisions of the Primary Agreement relating to VimpelCom's issuance of the Purchaser's Shares to Telenor are, solely for the purposes of compliance with Russian law, considered a preliminary agreement. Prior to the Closing Date, after the Purchaser's Shares have been registered with the FCSM, Telenor and VimpelCom will enter into a short form share purchase agreement (the "Russian Share Purchase Agreement") which will incorporate by reference the terms and conditions of the Primary Agreement. To satisfy the requirements of Russian securities regulations, VimpelCom will not be obligated to issue any Purchaser's Shares to Telenor and will not be considered to have offered the Purchaser's Shares to Telenor, and Telenor will not be obligated to make any payment for such Purchaser's Shares, until the Russian Share Purchase Agreement has been signed.

     Undertakings of VimpelCom

     Under Article V of the Primary Agreement, VimpelCom has undertaken to Telenor to perform and comply with certain covenants for certain periods of time.

     During the period from December 1, 1998 until the Closing, VimpelCom has agreed (a) to provide Telenor with certain information concerning VimpelCom's telecommunications licenses, and upon Telenor's request, roaming and interconnect applications and filings made by VimpelCom and its subsidiaries with governmental or regulatory authorities, (b) to with certain exceptions, not to (and not to permit its principal subsidiary, Open Joint Stock Company KB-Impuls ("KBI")) to amend its charter, delist the ADSs from the New York Stock Exchange, reorganize, liquidate or dissolve itself or KBI, declare, set aside or pay any dividend or redeem, purchase or acquire any shares or options, or engage in any sale of shares, merger, consolidation or sale of substantially all of its assets, the value of which exceeds $5,000,000, (c) to effect amendments to its charter which fix the number of members of the Board of Directors at nine, provide that a 3/4 majority of the Board of Directors is required to amend the Board Rules, change the requirements for a quorum of the Board of Directors to include, in addition to the requirement that two-thirds of the members of the Board shall constitute a quorum, a requirement that a director nominated by a holder of 25% plus one share of VimpelCom's voting capital stock must be present, provide that a 3/4 majority of VimpelCom's shareholders present and eligible to vote at shareholders meetings is required in connection with the issuance of any authorized (but unissued) shares, and provide that the names of non-Russian shareholders of VimpelCom will be deemed to be incorporated by reference in VimpelCom's charter, and (d) to provide Telenor with VimpelCom's draft budget for 1999 and cause the First Board Date to occur within five days of the date of the extraordinary meeting of VimpelCom's shareholders considering the transactions contemplated by the Primary Agreement.

     During the period from December 1, 1998 until the First Board Date, Telenor has the right to veto the actions of VimpelCom and KBI described below, except to the extent such actions are contemplated by VimpelCom's 1998 budget, as amended, or the January 1999 budget adopted by the Board: (a) the issuance of any new shares of capital stock of VimpelCom (other than the Purchaser's Shares) or of any of its consolidated subsidiaries, (b) the creation of any new subsidiary or the making of any investment in any new subsidiary, subject to a $5,000,000 aggregate basket intended to permit VimpelCom to consolidate a number of its indirect subsidiaries and investments, (c) the entry into any contract or series of contracts (other than in respect of indebtedness) having a value per contract in excess of $5,000,000, (d) certain transactions between VimpelCom, its subsidiaries and their respective affiliates, (e) subject to certain exceptions, the incurrence of any indebtedness by VimpelCom, its subsidiaries or affiliates in excess of $5,000,000, (f) the creation or adoption of any employee benefit plan (other than VimpelCom's proposed employee stock option plan referred to above) and (g) subject to certain exceptions, the incurrence of any lien over the assets and properties of VimpelCom or any of its subsidiaries securing indebtedness in excess of $5,000,000.

     During the period from December 1, 1998 until the first date on which Telenor, having attained a holding of 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than such percentage, VimpelCom has agreed (a) to provide Telenor with certain financial information regarding VimpelCom, (b) not to engage in (or permit any of its subsidiaries to engage in) certain transactions with its (and their) affiliates and (c) to cause a designee of Telenor to be elected to the board of directors of KBI.

     During the period from December 1, 1998 until the first date on which Telenor, having attained a holding of 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, holds less than such percentage, VimpelCom has agreed (a) to appoint Telenor's designees to VimpelCom's policy-making bodies responsible for VimpelCom's strategy, marketing, information technology, financial management and budgeting and (b) not to take or permit KBI to take any of the following actions without the prior written consent of Telenor: (i) any amendment of KBI's charter, (ii) any merger, reorganization, consolidation, dissolution, liquidation or sale of all or substantially all of the assets of KBI, (iii) subject to certain exceptions, the incurrence of any indebtedness of KBI in excess of $15,000,000, (iv) subject to certain exceptions, the incurrence of any lien over the assets and properties of KBI securing indebtedness in excess of $5,000,000, (v) the creation of any new subsidiary of KBI, (vi) any transaction having an aggregate value in excess of $1,000,000 between KBI or any of its subsidiaries and any officer, director or shareholder of any such subsidiary, (vii) any sale or disposition by VimpelCom of any interest in KBI or (viii) payment of any dividend or distribution or any redemption in respect of any of KBI's capital stock.

     In addition to the foregoing undertakings of VimpelCom under Article V of the Primary Agreement, VimpelCom has also agreed, for the period from December 1, 1998 until the earlier of (a) the First Board Date and (b) 180 days from December 1, 1998, not to take any action, or permit any of its consolidated subsidiaries to take any action, to initiate, assist, solicit, negotiate, encourage or accept any offer or inquiry from any entity or individual whose beneficial owners derive not less than 15% of their annual revenues from operations in the telecommunications industry (a "Strategic Investor"), with respect to (i) any issuance of shares to such Strategic Investor, or merger or consolidation with such Strategic Investor, or sale of all or substantially all of the assets of VimpelCom or any of its consolidated subsidiaries to such Strategic Investor, or (ii) furnishing information regarding VimpelCom or certain of its subsidiaries to any Strategic Investor who VimpelCom or any of its consolidated subsidiaries knows or has reason to believe is in the process of considering any of the foregoing transactions.

     Liquidated Damages; Call Option; Corporate Opportunity; Appointments to Policy Working Groups

     The Primary Agreement requires VimpelCom to pay liquidated damages to Telenor under certain circumstances. If the VimpelCom shareholders (a) fail to approve the amendments to the VimpelCom charter required in the Primary Agreement (discussed above) on or prior to February 1, 1999 and (b) within eighteen months after the date on which a meeting of shareholders is held at which a vote of such shareholders is conducted concerning such amendments, VimpelCom or KBI issues shares to, merges or consolidates with, or sells all or substantially all of its assets and properties to, a Strategic Investor other than a person whose equity interests are at least 51% beneficially owned by Russian persons and which derives its income principally from the telecommunications industry in the Russian Federation (except that liquidated damages will be paid in connection with a sale of VimpelCom shares to such a person for cash), then on the date of consummation of such issuance, merger, consolidation or sale (provided such date falls within such eighteen month period), VimpelCom will pay, as liquidated damages for loss of a bargain and not as a penalty, to Telenor an amount equal to US$20,000,000.

     The Primary Agreement also includes a "call option" in favor of VimpelCom in respect of certain shares of Common Stock owned by Telenor. If VimpelCom has not adopted the employee stock option plan described above or issued any shares of Common Stock in connection with such plan, VimpelCom has the right to purchase from Telenor a number of shares of Common Stock equal to the difference between (i) the aggregate number of the Purchaser's Shares and (ii) 25% plus one share of the then issued and outstanding shares of voting capital stock of VimpelCom, adjusted for any dilution incurred prior to the date of such purchase, at a price equal to the price Telenor paid for such shares, plus interest thereon at the London Inter Bank Offered Rate (LIBOR) for deposits in US dollars for a period of six months, as published in the Financial Times on the Closing Date and at each six-month interval thereafter, from (and including) the Closing Date to (but excluding) the date of purchase of such shares, which shall be payable in US dollars at the closing of such purchase.

     The Primary Agreement includes an expression of intent by Telenor to conduct all of its new telecommunications business and projects in Russia and the Commonwealth of Independent States ("CIS") through VimpelCom, and to inform VimpelCom of any opportunities in the telecommunications business in Russia and the CIS of which Telenor learns. From December 1, 1998 until the earlier of (A) the termination of the Primary Agreement without the occurrence of the Closing (discussed below), and (B) following the Closing, the date on which Telenor and its affiliates have sold or otherwise disposed of shares of VimpelCom Common Stock or ADSs such that Telenor and its affiliates no longer hold in excess of 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, Telenor must use reasonable efforts to coordinate its interest in each of its projects, operations and other commercial activities in Russia and the CIS in which it currently holds an interest with the activities of VimpelCom. However, this obligation will not in any way limit Telenor's right to develop its existing interests to maximize value.

     Finally, the Primary Agreement requires VimpelCom to appoint Telenor designees to VimpelCom's policy working groups (as designated by VimpelCom) responsible for (a) strategy, (b) marketing, (c) information technology, (d) financial management and (e) budgeting. Telenor AS and VimpelCom also intend to execute reciprocal service obligation agreements under which Telenor AS and VimpelCom each will second their employees to the other, for the purpose of providing management training and engineering know-how. This obligation shall survive until the date on which the Telenor Shareholders (defined below), having once attained 25% plus one share or more of the issued and outstanding voting capital stock of VimpelCom, hold less than such amount.

     Termination

     If VimpelCom's shareholders fail to approve the proposed amendments to VimpelCom's Charter described above and the issuance of the Purchaser's Shares to Telenor at the meeting of shareholders held to consider such matters, the Primary Agreement, the Escrow Agreement, the Registration Rights Agreement and the Shareholders Agreement will terminate, and on the third business day after February 15, 1999, the Escrow Agent will pay the balance of the escrow account to Telenor. If VimpelCom fails to fulfill the conditions precedent to Telenor's first purchase of the Purchaser's Shares (or such conditions precedent are not waived by Telenor) on or prior to June 1, 1999, the Escrow Agent will pay the balance of the escrow account to Telenor, and the Primary Agreement, the Escrow Agreement, the Registration Rights Agreement and the Shareholders Agreement will terminate.

     The Primary Agreement will terminate, and the transactions contemplated thereunder will be abandoned, (a) at any time prior to the Closing, by VimpelCom's and Telenor's written agreement, (b) if the Closing Date has not occurred on or before June 1, 1999, or (c) if the VimpelCom shareholders fail to approve the transactions contemplated in the Primary Agreement, the Escrow Agreement the Registration Rights Agreement and the Shareholders Agreement at the shareholders meeting at which such decision is considered.

Description of Registration Rights Agreement
--------------------------------------------

     As a condition precedent to Telenor's obligations to purchase the Purchaser's Shares under the Primary Agreement, Telenor and three of the significant shareholders of VimpelCom, Dr. Zimin, Glavsotkom and the Bee Line Fund have entered into the Registration Rights Agreement with VimpelCom, under which such parties have been granted demand registration rights and piggy-back registration rights.

     The Registration Rights Agreement defines the "Significant Zimin Shareholders" as Dr. Zimin, the Bee Line Fund and Glavsotkom. The "Zimin Shareholders" are defined as (a) during Dr. Zimin's lifetime, Dr. Zimin and any controlled affiliate of Dr. Zimin which is or becomes a party to the Registration Rights Agreement in accordance with the Registration Rights Agreement, and (b) after Dr. Zimin's death or incapacity, any person which was, at the time of Dr. Zimin's death or incapacity, a controlled affiliate of Dr. Zimin and a party to the Registration Rights Agreement. The "Telenor Shareholders" are defined as Telenor and any of its controlled affiliates which acquires Registrable Securities in accordance with the Registration Rights Agreement. A "Holder" is defined as the Telenor Shareholders, the Significant Zimin Shareholders and such of their respective successors, assigns and transferrees that acquire Registrable Securities, directly or indirectly, from them, in each case, in accordance with the Registration Rights Agreement. "Registrable Securities" are defined, generally, as ADSs or shares of Common Stock (excluding any warrants or other securities convertible into Common Stock) that any Holder may own (at the time of, or acquired after, the execution of the Registration Rights Agreement), other than ADSs or shares of Common Stock acquired by such Holder under circumstances where the resale of such ADSs or shares by such Holder would not require registration under the Securities Act of 1933, as amended (the "Securities Act").

     Demand Registration Rights

     At any time beginning one year after the date of execution of the Primary Agreement, or earlier as may be agreed by the parties, if VimpelCom receives from a Holder a written request that VimpelCom effect any registration, qualification or compliance with respect to the Registrable Securities under the Securities Act, the anticipated aggregate offering price of which exceeds US$20,000,000, VimpelCom must as soon as practicable use its best efforts to effect such registration, qualification or compliance covering the Registrable Securities, as would permit or facilitate the sale and distribution of all or a portion of the Registrable Securities in an underwritten offering. VimpelCom is not obligated to effect any such registration, qualification or compliance (a) within six months after the effective date of a prior registration statement effected in response to a request from any Holder or within six months after the effective date of any other registration statement effected by VimpelCom for a public offering of its ADSs or shares, (b) if at such time such Holder and its controlled affiliates hold shares representing less than 10% of VimpelCom's issued and outstanding voting capital stock, or (c) if at such time VimpelCom has, in response to requests from such Holder, registered Registrable Securities and has sold such Registrable Securities on at least three prior occasions.

     The Registration Rights Agreement prohibits VimpelCom from entering into any agreement with any holder or prospective purchaser of any securities of VimpelCom requiring VimpelCom to include shares or securities in any registration initiated under the demand registration rights described above. VimpelCom also is prohibited from including in a registration effected in response to a demand, any shares or securities for its own account, without the prior written consent of the parties to the Registration Rights Agreement.

     VimpelCom and the Holders proposing to distribute Registrable Securities through an underwriting must, upon request of the lead managing underwriter selected by VimpelCom (and reasonably acceptable to the Holders of a majority of the Registrable Securities proposed to be sold in such offering), enter into any reasonable underwriting agreement. The Holders are permitted to select a co-managing underwriter for the offering (who must be reasonably acceptable to VimpelCom), and in no event is VimpelCom required to include shares for its own account in such offering. If a Holder disapproves of the terms of the underwriting, it may elect to withdraw from such offering by sending written notice to VimpelCom and the lead managing underwriter.

     Piggy-Back Registration Rights

     So long as they hold ADSs or shares representing at least 10% of the issued and outstanding voting capital stock of VimpelCom at the time of their respective exercise of such rights, each of the Significant Zimin Shareholders and the Telenor Shareholders has the right to participate in (i.e., piggy-back on) a registration of securities by VimpelCom, as described in more detail below. If at any time after the fourth anniversary of the date of execution of the Primary Agreement VimpelCom proposes to register any of its securities in connection with an underwritten offering and sale of its securities for cash, either for its own account or the account of another person exercising demand registration rights (including, without limitation, any other Holder) other than
(a) a registration relating solely to an employee benefit plan, or (b) a registration relating solely to a Rule 145 transaction, then, if at such time they are eligible for piggy-back registration rights, as described above, VimpelCom will (i) promptly give Telenor and/or the Significant Zimin Shareholders, as the case may be, written notice thereof and (ii) include in such registration and in any related underwriting, subject to the scale-back provisions described below, all of the Registrable Securities specified in a written request made by it or them within 30 days after VimpelCom's delivery of receipt of such written notice. Any one request must not exceed 50% of the ADSs or shares that the Telenor Shareholders or the Significant Zimin Shareholders, as applicable, own at such time.

     The Telenor Shareholders' and the Significant Zimin Shareholders' right to registration will be conditioned upon their participation in the above-described underwriting and the inclusion of Registrable Securities in the underwriting. The Holders proposing to sell Registrable Securities must (together with VimpelCom and any other person distributing securities through such underwriting) enter into an underwriting agreement with the lead managing underwriter that VimpelCom selects. If the lead managing underwriter advises VimpelCom in writing that the number of Registrable Securities exceeds the number of ADSs which can be sold in such offering, and likely will have an adverse effect on the price, timing or distribution of the ADSs offered in such offering, the lead managing underwriter may limit the Registrable Securities to be included in such registration to the number of Registrable Securities which can be sold without having such adverse effect. In this event, VimpelCom will include in such registration (a) first, the securities VimpelCom proposes to sell for its own account and (b) second, any Registrable Securities and other VimpelCom securities the Holders and any other person requests to include in such registration, as nearly as practicable, pro rata to the amounts of Registrable Securities requested by each Holder and each such other person to be included in the offering at the time the registration statement is filed. If any Holder disapproves of the terms of any such underwriting, it may elect to withdraw from it by written notice to VimpelCom and the lead managing underwriter. Any securities excluded or withdrawn from such underwriting will be withdrawn from such registration.

     VimpelCom has the right to terminate or withdraw any registration VimpelCom initiates prior to its effectiveness, whether or not any eligible Holder has elected to include securities in such registration.

     Expenses

     The Registration Rights Agreement provides that all expenses incurred in connection with a demand registration will be borne by the Holder requesting such registration. All registration expenses incurred in connection with any piggy-back registration will be shared equally by VimpelCom and the Holders and any other person participating in such registration, pro rata to the number of shares and Registrable Securities they have registered. If a Holder withdraws from a registration because it has learned of a material adverse change in the financial condition, business or prospects of VimpelCom which was not known to such Holder at the time it made its registration request, and VimpelCom willfully failed to disclose such material adverse change, such Holder will not be required to pay any registration expenses or to forfeit a right to demand registration. If a material adverse change in the financial condition, business or prospects of VimpelCom occurs after a Holder makes a registration request, or the material adverse change is due to circumstances beyond VimpelCom's and the Holder's control, is disclosed by VimpelCom to the Holder and results in the Holder's withdrawal from the registration, then the Holder will bear all registration expenses incurred in connection with such registration in the proportion for which it would have been liable.

     Transfer of Registration Rights

     The right to cause VimpelCom to register the Registrable Securities in response to a demand registration and, in the case of any Holder other than a Significant Zimin Shareholder or its successors, assigns or transferees, piggy-back registration rights, may be assigned by a Holder to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by such Holder, provided that (a) such transfer may only be effected in accordance with applicable securities laws, (b) such Holder and such transferee will comply with the requirements set forth in the Registration Rights Agreement concerning transfer restrictions and compliance with the Securities Act and (c) such transferee or assignee (i) is a controlled affiliate of such Holder or (ii) acquires from such Holder at least 25% plus one share of the issued and outstanding voting capital stock of VimpelCom.

     Termination

     The Registration Rights Agreement will terminate upon the earlier of (a) the parties' written agreement, (b) with respect to the Telenor Shareholders' rights and obligations, the date on or after January 29, 2000 on which the Telenor Shareholders own, in the aggregate, ADSs or shares representing less than 10% of the issued and outstanding voting capital stock of VimpelCom, (c) with respect to the Significant Zimin Shareholders' rights and obligations, the date on which the Zimin Shareholders own, in the aggregate, ADSs or shares representing less than 10% of the issued and outstanding voting capital stock of VimpelCom, and (d) the date on which a VimpelCom shareholders' meeting is held at which a vote of such shareholders is conducted concerning the amendments to the VimpelCom charter contemplated in the Primary Agreement (discussed above), and the shareholders fail to approve such amendments.

Description of Certain Provisions of the Shareholders Agreement
---------------------------------------------------------------

     As a condition precedent to Telenor's obligations to purchase the Purchaser's Shares under the Primary Agreement, Dr. Zimin, Glavsotkom, the Bee Line Fund, Mr. Fabela and Geneva entered into the Shareholders Agreement with Telenor, under which Telenor and the Significant Zimin Shareholders have granted certain tag-along registration rights to one another, as described below. For purposes of the Shareholders Agreement, the definitions of the Significant Zimin Shareholders, the Zimin Shareholders and the Telenor Shareholders are the same as those used in the Registration Rights Agreement.

     Telenor's Tag-along Registration Rights

     Under the terms of the Shareholders Agreement, if any of the Significant Zimin Shareholders proposes to register any shares of VimpelCom for sale in a secondary public offering pursuant to the Securities Act (whether through the exercise of demand registration rights or otherwise), such Significant Zimin Shareholder must (a) promptly give Telenor written notice thereof, (b) afford the Telenor Shareholders the opportunity to join in such registration and (c) cause any underwriter (or any other person that proposes to acquire shares directly from a Significant Zimin Shareholder) in any offering in connection with such registration to offer to acquire from the Telenor Shareholders such number of shares equal to the proportion which the total number of shares the Telenor Shareholders then hold bears to the total number of shares the Significant Zimin Shareholders own on such date, at the same price and on the same terms and conditions that have been offered to the Significant Zimin Shareholder(s). The foregoing will apply until the Zimin Shareholders own less than 25% plus one share of the issued and outstanding voting capital stock of VimpelCom.

     If any Significant Zimin Shareholder proposes to register any shares of VimpelCom for sale in a secondary public offering pursuant to the Securities Act through the exercise of a demand registration right, and the lead managing underwriter for such offering advises VimpelCom or any of the Significant Zimin Shareholders in writing that the number of shares requested to be included in such registration exceeds the number which can be sold in such offering, and likely will have an adverse effect on the price, timing or distribution of shares offered in such offering, the lead managing underwriter may limit the number of shares which the Telenor Shareholders may include in such registration to the number of shares which can be sold without having such adverse effect.

     The Zimin Shareholders' Tag-along Registration Rights

     If any Telenor Shareholder proposes to register any shares of VimpelCom for sale in a secondary public offering pursuant to the Securities Act (whether through the exercise of demand registration rights or otherwise) Telenor must
(a) promptly give the Significant Zimin Shareholders written notice thereof, (b) afford each of the Significant Zimin Shareholders the opportunity to join in such registration and (c) cause any underwriter (or other person that proposes to acquire shares directly from a Telenor Shareholder) in any offering in connection with such registration to offer to acquire from a Zimin Shareholder such number of shares equal to the proportion which the total number of shares the Significant Zimin Shareholders hold bears to the total number of shares the Telenor Shareholders hold on such date, at the same price and on the same terms and conditions that have been offered to the Telenor Shareholders. The foregoing will apply until the Telenor Shareholders own less than 25% plus one share of the issued and outstanding voting capital stock of VimpelCom.

     If any Telenor Shareholder proposes to register any of its shares of VimpelCom for sale in a secondary public offering pursuant to the Securities Act through the exercise of a demand registration right, and the lead managing underwriter for such offering advises VimpelCom or any Telenor Shareholder in writing that the number of shares requested to be included in such registration exceeds the number which can be sold in such offering, and likely will have an adverse effect on the price, timing or distribution of shares offered in such offering, the lead managing underwriter may limit the number of shares which the Significant Zimin Shareholders may include in such registration to the number of shares which can be sold without having such adverse effect.

     Notice; Order of Priority

     Telenor, on behalf of the Telenor Shareholders, has ten business days in which to accept a tag-along offer from the Significant Zimin Shareholders, and the Significant Zimin Shareholders have ten business days in which to accept a tag-along offer from the Telenor Shareholders. The fees, costs and expenses incurred in connection with any tag-along sale will be born ratably by the parties who participate in such sale, provided that each such party will be responsible for the fees and disbursements of its legal counsel.

     If any Significant Zimin Shareholder or any Telenor Shareholder proposes to register shares for sale in a secondary public offering pursuant to the Securities Act through the exercise of piggy-back registration rights in connection with a proposed registered offering pursuant to the Securities Act of VimpelCom's securities for the account of VimpelCom, and the lead managing underwriter for such offering advises VimpelCom in writing that the number of shares requested to be included in such registration exceeds the number which can be sold in such offering, so as to be likely to have an adverse effect on the price, timing or distribution of shares offered in such offering, the lead managing underwriter may limit the shares to be included in such registration to the number of shares which can be sold without having such adverse effect. The shareholders will then permit VimpelCom to include in such registration the amount of the shares which the lead managing underwriter advises VimpelCom can be sold in such offering in the following priority: first, the shares proposed by VimpelCom to be sold for its own account; and second, any shares requested to be included in such registration by the Telenor Shareholders, the Significant Zimin Shareholders and any such other person, as nearly as practicable, pro rata to the amounts of shares held by the Telenor Shareholders, the Significant Zimin Shareholders and such other person at the time of filing of the registration statement.

Restrictions on Transfer and Increases in Ownership under the Registration
--------------------------------------------------------------------------
Rights Agreement and the Shareholders Agreement
-----------------------------------------------

     The Shareholders Agreement and Registration Rights Agreement place restrictions on the parties' ability to transfer their shares in VimpelCom. Under the terms of the Registration Rights Agreement, Telenor cannot transfer any shares of VimpelCom for a period of one year after the date of the execution of the Primary Agreement (other than to another Telenor Shareholder which becomes a party to the Registration Rights Agreement as the result of a transfer of shares from Telenor and execution of an endorsement to the Registration Rights Agreement). Following such one year period, neither Telenor nor any of the Telenor Shareholders can transfer any shares other than: (a) pursuant to a registration statement with respect to a public offering by Telenor of ADSs which has been declared effective under the Securities Act pursuant to the exercise of demand registration rights or piggy-back registration rights provided in the Registration Rights Agreement, or pursuant to Telenor's exercise of its tag-along registration rights under the Shareholders Agreement, or (b) in any transaction which is exempt from the registration requirements of the Securities Act, provided that: (i) if on the date of any proposed transfer of a number of shares equal to or greater than 25% of the issued and outstanding voting capital stock of VimpelCom by the Telenor Shareholders to any third person (1) the Shareholders Agreement is then in effect and (2) the Zimin Shareholders own, directly or indirectly, at least 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, the Telenor Shareholders cannot transfer any shares to such third person, unless Telenor has given the Zimin Shareholders at least 30 days' prior written notice of such proposed transfer and obtained the prior written consent of (A) during the lifetime of Dr. Zimin, Dr. Zimin and (B) after Dr. Zimin's death or incapacity, the Bee Line Fund, and (ii) the Telenor Shareholders cannot transfer any shares to any third person (other than the depositary for the ADSs in connection with the conversion of shares to ADSs) if such third person is on the date of such transfer, or will be, after giving effect to such transfer, a holder of 10% or more of the Common Stock, unless Telenor has given VimpelCom at least 30 days' prior written notice of such proposed transfer and obtained the prior written consent of VimpelCom thereto, as evidenced by minutes of the Board of Directors of VimpelCom approving such transfer.

     If on the date of any proposed transfer of a number of shares equal to or greater than 25% plus one share of the issued and outstanding voting capital stock of VimpelCom by any Zimin Shareholder to any person (other than to another shareholder or a controlled affiliate of another shareholder party to the Shareholders Agreement), the Telenor Shareholders own, directly or indirectly, at least 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, then such Zimin Shareholder cannot transfer such shares to such person, unless such Zimin Shareholder has given Telenor 30 business days' prior written notice of such proposed transfer and obtained the prior written consent of Telenor thereto.

     In addition to the registration rights, piggy-back rights and transfer restrictions described above, the Registration Rights Agreement includes a "standstill" provision that prohibits Telenor and its controlled affiliates from increasing its or their holdings of shares of VimpelCom's issued and outstanding voting capital stock above 25% plus one share, without the prior written consent of Dr. Zimin, or, after Dr. Zimin's death, the Bee Line Fund, so long as the Zimin Shareholders own at least 25% plus one share of VimpelCom's issued and outstanding voting capital stock. However, the Registration Rights Agreement also permits Telenor to purchase sufficient additional Common Stock or ADSs to maintain its ownership interest of 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, should any third party make a bona fide and otherwise valid claim (as VimpelCom's Board of Directors reasonably determines) to any shares of VimpelCom's voting capital stock that would cause Telenor's ownership interest in VimpelCom to fall below 25% plus one share of the issued and outstanding voting capital stock of VimpelCom. In any such case, Telenor has the right to purchase VimpelCom ADSs at the average market value of the ADSs on the New York Stock Exchange during the 30 trading days immediately preceding the date on which VimpelCom's Board of Directors determined that the ownership claim was bona fide and otherwise valid, calculated on the basis of the closing price per ADS on each such trading day, sufficient to maintain its ownership of 25% plus one share of the issued and outstanding voting capital stock of VimpelCom.

Voting Obligations under the Registration Rights Agreement and the Shareholders
-------------------------------------------------------------------------------
Agreement
---------

     Under the Registration Rights Agreement, the Telenor Shareholders must, subject to certain exceptions, vote in favor of (a) new issuances of shares by VimpelCom and (b) the issuance of certain preferred shares to Dr. Zimin or the Bee Line Fund.

     The Registration Rights Agreement provides that for the period commencing on the first anniversary of the date of execution of the Primary Agreement and ending on the fourth anniversary thereof, (a) so long as the Telenor Shareholders own any shares and (b) provided that any decision of the Board or the shareholders of VimpelCom to issue new securities permits Telenor to purchase such new securities (i) in an amount sufficient to maintain the ownership by the Telenor Shareholders of 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, if at such time the Telenor Shareholders own in the aggregate at least this amount, and (ii) on the same terms and conditions as other purchasers of such new securities, Telenor must vote (and must cause the Telenor Shareholders to vote) such shares in favor of any issuance of new securities which are to be offered to the public (but not to a Strategic Investor if such Strategic Investor is on the date of such offering or will be after giving effect to a purchase in such offering a holder of 10% or more of the voting capital stock of VimpelCom) pursuant to a registration statement which has been declared effective under the Securities Act.

     Further, so long as the Telenor Shareholders own any shares, Telenor must vote (and must cause the Telenor Shareholders to vote) their shares in favor of the approval of the issuance of certain Class B cumulative preferred stock of VimpelCom (the "Class B Preferred Shares"); provided that (i) the Class B Preferred Shares are issued solely to Dr. Zimin or the Bee Line Fund, have certain specified terms, and by the terms of the applicable subscription agreement are non-transferrable, and (ii) Telenor receives at least 30 days prior the date of a vote by the shareholders of VimpelCom on the issuance of the Class B Preferred Shares an opinion of counsel to VimpelCom confirming that, after giving effect to the issuance of the Class B Preferred Shares, there will be no material adverse effect on the veto rights of a holder of 25% plus one share of the then issued and outstanding voting capital stock on any decision requiring a shareholder vote under then applicable Russian law.

     The Shareholders Agreement includes a voting agreement intended to increase the likelihood that VimpelCom's shareholders will approve certain amendments to the VimpelCom charter, and that Telenor's nominees will be elected to VimpelCom's Board of Directors. The Shareholders Agreement provides that from the date of execution of the Primary Agreement until the earlier of (a) the Closing Date and (b) the termination of the Shareholders Agreement, at any meeting of the shareholders of VimpelCom or in connection with any written consent of such shareholders or any such other action taken by VimpelCom, the parties to the Shareholders Agreement will vote all of their shares in favor of the transactions contemplated by the Primary Agreement, the Escrow Agreement, the Registration Rights Agreement, the Shareholders Agreement, and the other agreements related to Telenor's investment, including, without limitation, (i) the adoption and registration of the amendments to the VimpelCom charter discussed above,
(ii) the issuance and sale to Telenor of the Purchaser's Shares on the terms and subject to the conditions contained in the Primary Agreement, (iii) the election to the Board of Directors of VimpelCom of the three candidates designated by Telenor and nominated by the Zimin Shareholders and (iv) satisfaction of all other conditions precedent to Closing specified in Article VIII of the Primary Agreement.

     The Shareholders Agreement requires any or all of the Zimin Shareholders to issue a power of attorney to Telenor, authorizing Telenor to vote at any meeting of the shareholders of VimpelCom held prior to January 29, 2000 on all issues requiring the affirmative vote of holders of 75% of voting shares of VimpelCom present and eligible to vote in order to be approved, as well as in electing candidates to VimpelCom's Board of Directors, a number of shares, which, in addition to the voting shares then owned by Telenor are sufficient to carry a 25% plus one vote at a meeting of shareholders of VimpelCom. In addition, the Zimin Shareholders will ensure that Telenor has the right to vote 25% plus one share of the voting capital stock of VimpelCom at all times on any such issue until the earliest of (A) the date on which Telenor is the registered owner of 25% plus one share of the voting capital stock of VimpelCom, has fully paid for the Purchaser's Shares and has the right to exercise voting rights on all issues with respect to the Purchaser's Shares, (B) January 29, 2000, (C) the date on which Telenor or any controlled affiliate of Telenor transfers any share to any person other than Telenor or a controlled affiliate of Telenor and (D) termination of the Shareholders Agreement. Russian law does not permit shareholders to vote their shares until they have paid for them in full. Therefore, until such time as Telenor has full voting rights in respect of all of the Purchaser's Shares, such powers of attorney (on the date hereof, embodied in Dr. Zimin's Power of Attorney executed and delivered as a condition precedent to the Closing under the Primary Agreement) are necessary to afford Telenor blocking power over those shareholder matters requiring the approval of 75% of the shareholders present and eligible to vote at shareholders meetings.

     Under the terms of the Shareholders Agreement, on the date of issuance of the Class B Preferred Stock, or at Telenor's request at any other time, the Zimin Shareholders to whom the Class B Preferred Stock will be issued must execute and deliver to Telenor (a) a proxy (or proxies) authorizing Telenor to vote such shares of the Class B Preferred Stock as may be necessary to ensure that Telenor will have the right to vote such percentage of the voting capital stock of VimpelCom as Telenor holds immediately prior to the time the Class B Preferred Stock will have voting rights in excess of those voting rights specified in Schedule 1 to the Registration Rights Agreement, (b) a pledge agreement granting Telenor a first priority security interest in the Class B Preferred Stock, securing the performance of all of the obligations of such Zimin Shareholders under the Shareholders Agreement and granting Telenor, as pledgee, the right to vote such shares of the Class B Preferred Stock as may be necessary to ensure that Telenor will have the right to vote such percentage of the voting capital stock of VimpelCom as Telenor holds immediately prior to the time when the Class B Preferred Stock will have voting rights in excess of those voting rights specified in Schedule 1 to the Registration Rights Agreement, and
(c) a transfer order in respect of the Class B Preferred Stock, entitling Telenor to register such security interest in the Class B Preferred Stock in the shareholder register of VimpelCom at the National Registry Company.

     The Shareholders Agreement further provides that so long as the Telenor Shareholders and the Zimin Shareholders each beneficially own at least 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, then (i) Telenor will nominate no more than three candidates designated by Telenor for election to the Board of Directors of VimpelCom, at least one of whom will be a Russian citizen, (ii) Telenor and the Zimin Shareholders will vote a sufficient number of their respective shares to ensure that Telenor's three designated nominees are elected to the Board and (iii) should Telenor determine, in its sole discretion, that it will have votes remaining after the election of its three designated nominees is ensured, it will allocate on an equal basis any such votes in favor of nominees for election to the Board which have been proposed by the Zimin Shareholders. However, if any shareholder (other than a Telenor Shareholder or a Zimin Shareholder) nominates any person for election to the Board, Dr. Zimin (or, in the event of his death or incapacity, the Bee Line
Fund) will have the right to approve one of the two non-Russian nominees of Telenor for election to the Board, provided that such approval will not be required if at least one of such two non-Russian nominees is a senior executive vice-president or a member of the board of directors of Telenor AS.

     Telenor has also agreed in the Shareholders Agreement that it will cause the directors nominated by it to vote in favor of Dr. Zimin and Mr. Fabela to fill any two of the following four positions: (i) President and Chief Executive Officer, (ii) Chairman of the Board, (iii) Honorary Chairman and (iv) Chairman Emeritus. However, Telenor will have no obligation to cause its directors to vote in such manner unless the authority of the Honorary Chairman and Chairman Emeritus excludes any substantial managerial responsibility and the right to take any executive action on behalf of VimpelCom.

     In addition, under the Shareholders Agreement, subject to compliance with applicable law, each of Telenor and the Zimin Shareholders has undertaken (a) to cause directors nominated by it or them to vote in favor of the declaration and/or full payment of any and all dividends payable on or in respect of certain class A preferred stock and the Class B Preferred Stock and (b) to vote any shares owned by them in favor of any resolution of shareholders approving the payment of the full dividends on or in respect of certain Class A Preferred Stock and the Class B Preferred Stock.

     Termination

     The Shareholders Agreement will terminate upon the earlier of (a) the parties' written agreement, (b) the date on which the Telenor Shareholders and any party to which the Telenor Shareholders have transferred 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, having once attained such percentage, beneficially own, in the aggregate, less than 10% of the then issued and outstanding voting capital stock of VimpelCom, (c) the date on which the Zimin Shareholders and any party to which the Zimin Shareholders have transferred 25% plus one share of the issued and outstanding voting capital stock of VimpelCom, having once attained such percentage, beneficially own, in the aggregate, less than 10% of the then issued and outstanding voting capital stock of VimpelCom, (d) the date on which the meeting of the shareholders of VimpelCom is held at which a vote of such shareholders is conducted concerning the amendments to VimpelCom's charter contemplated by the Primary Agreement, and such shareholders fail to approve such amendments, (e) June 1, 1999 in the event the Closing shall not have occurred prior to such date, and (f) January 29, 2000 if Telenor has not prior to such date acquired in the aggregate at least 10% of the then issued and outstanding voting capital stock of VimpelCom pursuant to the Primary Agreement.

Description of  the Guarantee Agreement
---------------------------------------

     Under the Guarantee Agreement between Telenor AS and VimpelCom, Telenor AS has guaranteed to VimpelCom the performance of Telenor East Invest AS's obligations under the Primary Agreement, the Escrow Agreement and the Registration Rights Agreement. In addition, Telenor AS has, in the Guarantee Agreement, undertaken not to transfer, sell or otherwise dispose of the shares of Telenor East Invest AS to anyone other than a controlled affiliate of Telenor AS without the prior written consent of VimpelCom.

Disclaimer
----------

     The preceding summary of certain provisions of the Primary Agreement, the Escrow Agreement, the Guarantee Agreement, the Registration Rights Agreement and the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits B, C, D, E and F hereto, respectively, and which are incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer
                ------------------------------------

     (a) and (b) Immediately after the completion of the transactions described in Item 4 above, Telenor will be the direct beneficial owner of 8,902,201 shares of Common Stock of VimpelCom, which constitute 25.7% of the issued and outstanding voting capital stock (31.6% of the issued and outstanding shares of Common Stock) of VimpelCom. If all 1,000,000 shares of Common Stock reserved for issuance under VimpelCom's proposed employee stock option plan are issued, Telenor's ownership interest will be reduced to exactly 25% plus one share of VimpelCom's total issued and outstanding voting capital stock. Telenor will have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the 8,902,201 shares of Common Stock retained by it.

     A total of 22,947,165 shares of voting capital stock of VimpelCom are subject to the Shareholders Agreement, constituting in the aggregate approximately 64.4% of VimpelCom's total issued and outstanding voting capital stock, after giving effect to the issuance of all of the Purchaser's Shares and assuming issuance of all of the 1,000,000 shares of Common Stock reserved for issuance under VimpelCom's proposed employee stock option plan. In addition, as described in Item 4 above, as of January 30, 1999, under the Power of Attorney, Telenor will have limited voting rights in respect of, and may be deemed the beneficial owner of, up to 25% plus one share of the voting capital stock of VimpelCom. However, except with respect to such limited voting rights under the Power of Attorney, unless and until Telenor acquires any of the Purchaser's Shares under the Primary Agreement, Telenor will not have any power to vote or dispose of any shares of voting capital stock of VimpelCom. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Telenor or Telenor AS is the beneficial owner of any shares of voting capital stock of VimpelCom (other than, solely in the case of Telenor, after the completion of the transactions described in Item 4 above, 8,902,201 shares of Common Stock, and, during the time, if any, when the Power of Attorney is effective, up to 25% plus one share of the voting capital stock of VimpelCom) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Telenor is a wholly owned subsidiary of Telenor AS, and, as a result, Telenor AS may be deemed to be the indirect beneficial owner of the shares of Common Stock of VimpelCom owned by Telenor. Neither the filing of this Schedule 13-D nor any of its contents shall be deemed to constitute an admission that Telenor AS is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor nor Telenor AS has effected any transactions in the Common Stock of VimpelCom other than the transactions described herein.

     (d) Neither Telenor nor Telenor AS knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

     (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with
                -------------------------------------------------------------
                Respect to Securities of the Issuer
                -----------------------------------

     Except as provided in the Primary Agreement, the Escrow Agreement, the Guarantee Agreement, the Registration Rights Agreement and the Shareholders Agreement, or as set forth herein, neither Telenor nor Telenor AS, nor, to the best of Telenor's and Telenor AS's knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

     1. Attached hereto as Exhibit "A" is a conformed copy of the Joint Filing Agreement dated December 10, 1998 between Telenor and Telenor AS relating to the filing of a joint statement on Schedule 13D.

     2. Attached hereto as Exhibit "B" is a conformed copy of the Primary Agreement dated as of December 1, 1998 between Telenor, as the Purchaser, and VimpelCom, as the Issuer, with respect to 8,902,201 shares of Common Stock of VimpelCom.

     3. Attached hereto as Exhibit "C" is a conformed copy of the Escrow Agreement dated as of December 1, 1998 among Telenor, as the purchaser, VimpelCom, as the Issuer, and Den norske Bank ASA, as the Escrow Agent.

     4. Attached hereto as Exhibit "D" is a conformed copy of the Guarantee Agreement dated as of December 1, 1998 between Telenor AS and VimpelCom.

     5. Attached hereto as Exhibit "E" is a conformed copy of the Registration Rights Agreement dated as of December 1, 1998 among Telenor, VimpelCom, Dr. Zimin, Glavsotkom and the Bee Line Fund.

     6. Attached hereto as Exhibit "F" is a conformed copy of the Shareholders Agreement dated as of December 1, 1998 among Telenor, Dr. Zimin, Glavsotkom, the Bee Line Fund, Mr. Fabela, Geneva and other holders of capital stock of VimpelCom from time to time.

     7. Attached hereto as Exhibit "G" is a conformed copy of the Power of Attorney from Dr. Zimin to Telenor, dated December 1, 1998, authorizing Telenor to vote Dr. Zimin's shares in certain circumstances.

     8. Attached hereto as Exhibit "H" is a conformed copy of the Power of Attorney from Telenor AS to Henrik Torgersen, authorizing Henrik Torgersen to execute of behalf of Telenor East Invest AS and Telenor AS, as applicable, the Primary Agreement and other agreements relating to Telenor East Invest AS's investment in VimpelCom, and to take other necessary actions with respect thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 10, 1998                TELENOR EAST INVEST AS

                                       By /s/ Henrik Torgersen
                                              ----------------
                                              Henrik Torgersen
                                              Attorney-in-Fact

                                       TELENOR AS

                                       By /s/ Henrik Torgersen
                                              ----------------
                                              Henrik Torgersen
                                              Attorney-in-Fact

                               INDEX TO EXHIBITS

     Exhibit "A"       a conformed copy of the Joint Filing Agreement dated
                       December 10, 1998 between Telenor and Telenor AS relating to the filing of a joint statement on Schedule 13D.

     Exhibit "B"       a conformed copy of the Primary Agreement dated as of
                       December 1, 1998 between Telenor, as the purchaser, and VimpelCom, as the Issuer, with respect to 8,902,201 shares of Common Stock of VimpelCom.

     Exhibit "C"       a conformed copy of the Escrow Agreement dated as of
                       December 1, 1998 among Telenor, as the Purchaser,
                       VimpelCom as the Issuer, and Den norske Bank ASA, as the Escrow Agent.

     Exhibit "D"       a conformed copy of the Guarantee Agreement dated as of
                       December 1, 1998 between Telenor AS and VimpelCom.

     Exhibit "E"       a conformed copy of the Registration Rights Agreement
                       dated as of December 1, 1998 among Telenor, VimpelCom,
                       Dr. Zimin, Glavsotkom and the Bee Line Fund.

     Exhibit "F"       a conformed copy of the Shareholders Agreement dated as
                       of December 1, 1998 among Telenor, Dr. Zimin, Glavsotkom, the Bee Line Fund, Mr. Fabela, Geneva and other holders of capital stock of VimpelCom from time to time.

     Exhibit "G"       a conformed copy of the Power of Attorney from Dr. Zimin
                       to Telenor, dated December 1, 1998, authorizing Telenor to vote certain of Dr. Zimin's shares in certain circumstances.

     Exhibit "H"       a conformed copy of the Power of Attorney from Telenor AS
                       to Henrik Torgersen, authorizing Henrik Torgersen to execute on behalf of Telenor East Invest AS and Telenor
                       AS, as applicable, the Primary Agreement and other agreements relating to Telenor East Invest AS's investment in VimpelCom, and to take other necessary actions with respect thereto.